EXHIBIT 12.10

CSG Systems International, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except ratio)

Quarter Ended March 31, 2009 (unaudited)
Income from continuing operations before income taxes	$20,703

Interest on long-term and short-term debt, including amortization of original issue discount and deferred financing costs	4,147
Interest element of rentals	999

Total fixed charges	5,146

Earnings before income taxes and fixed charges	$25,849

Ratio of earnings to fixed charges	5.02